UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (the “Company”) announced today that it has filed a revised motion with the District Court of Lod, Israel to convene meetings of its financial creditors (consisting of holders of the Company's bank debt and guaranteed bank debt and holders of its Series C Debentures) and various guaranteed creditors for the approval of a proposed debt reorganization and arrangement, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999.

Concurrently with the Arrangement, a company under control of Mr. Moti Ben Moshe would acquire from the Company's controlling shareholder, Alon Israel Oil Company Ltd., or Alon, (i) all of the outstanding shares of the Company held directly and indirectly by Alon (approximately 72.21% of the Company's shares), (ii) the rights and the obligations of Alon, to a bridge loan of NIS 110 million extended to the Company by Alon and (iii) the rights and the obligations of Alon Israel Oil Company Ltd. in another loan subordinated to financial debt of NIS 60 million extended to the Company by Alon, in consideration for the payment of NIS 115 million ("Acquired Alon Assets").

Ben-Moshe has requested that the Arrangement be contingent upon receipt of an order by Court to the effect that at closing all of the outstanding share capital and all rights to the receipt or issuance of shares of the Company will either be (i) transferred to Ben Moshe, for no consideration, from the existing shareholders or (ii) be erased and nullified, for no consideration to the existing shareholders. Following closing of the Arrangement, Ben-Moshe would be the sole shareholder of the Company, and effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company.

The revised motion was filed following the Court's decision to approve the decision of the trustees of Mega Retail to sign an agreement with a subsidiary of Bitan Wines Ltd. for the acquisition of Mega Retail and convene meetings of creditors of Mega Retail to discuss and vote on the proposed sale agreement and debt arrangement with Mega Retail.

The revised motion includes the following material changes from the original motion filed with the Court on May 9:

-	As noted above, Ben-Moshe has requested that the Arrangement be contingent upon receipt of an order by Court to the effect that at closing all of the outstanding share capital of the Company and all rights to the receipt or issuance of shares will either be (i) transferred to Ben Moshe, for no consideration, from the existing shareholders or (ii) be erased and nullified, for no consideration to the existing shareholders, such that following closing, Ben Moshe will be the sole holder of all the outstanding shares of the Company, and effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company.

With regard to the nullification of the Company's shares for no consideration as described above, the Company's position is that it is highly likely that any alternative to the Arrangement will leave its shareholders with no economic value taking into account the Company's cash flow position and the value of its assets in a dissolution versus the amount of liabilities. During the short time that the Company (through its audit committee due to the personal interest of the Company's controlling shareholder) has considered this condition of Ben-Moshe, the Company has not reached a conclusion on this issue that the controlling shareholder will not be receiving any compensation for the Company shares component of Acquired Alon Assets. The Company will continue to examine this issue and present its conclusions after further review to the Court.

-	The Arrangement is no longer contingent on reaching a parallel arrangement of creditors of Mega Retail concurrently with the acquisition of Mega Retail by Ben Moshe or the Company or the arrangement of the relationship between the Company and Mega Retail and does not contemplate the holding of meeting of shareholders to vote on the Arrangement;

-	The Arrangement also contemplates the arrangement of debts of the Company's guaranteed creditors (debts of the Company by virtue of guarantees or indemnification undertakings made by the Company in favor of creditors to secure the debts of Mega Retail towards such creditors, consisting of suppliers of Mega Retail and credit insurers of suppliers of Mega Retail who received guarantees or indemnification from the Company (the "Guaranteed Debt")) as well as the debts of the Company's financial creditors;

-	In lieu of the NIS 300 million deposit which was intended to secure early debt repayment, a sum of NIS 100 million will be designated for early debt repayment of the financial debt and guaranteed debt to occur within 6 months of the closing date; and

-	Payments to guaranteed creditors (including banks) will be deposited in a designated account which will accrue interest at the rate charged by the relevant bank plus 1% and will secure the payment due to such creditors. Payments would be transferred to the guaranteed creditors upon the earlier of (i) distribution of all liquidation proceeds of Mega Retail and (ii) elapse of 12 months from the date of closing (if any guaranteed creditor receives liquidation proceeds of Mega Retail within 12 months of closing, a pro rata portion of such proceeds that relates to debt secured by guarantees or indemnification undertakings made by the Company in favor of such guaranteed creditor is to be returned to the Company).

As part of the Arrangement, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $233.5 million) into the Company, of which up to NIS 200 million can be designated to settle mutual claims between the Company and the trustees for Mega Retail or acquire Mega Retail at the discretion of the Company.

The Closing of the Arrangement is contingent upon, among others, the following: (i) approval of the financial creditors and guaranteed creditors at the creditors meeting, (ii) approval of the Israeli court following convening of the meeting described above, (iii) receipt of agreed upon third party approvals for effectuating a change of control in the Company, and (iv) the transfer of the acquired assets free and clear of any liens. The deadline for satisfying the closing conditions is July 31, 2016, subject to extension. More information on closing conditions is set forth below.

The Company has requested the court to grant it a grace period in order that it not be required to make any payments until closing other than ongoing payments and payments essential for the continued operation of the Company as a going-concern, such as to employees, service providers, and consumers of gift certificates at stores.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s financial creditors and guaranteed creditors or that all the closing conditions for the Arrangement will be satisfied.

Below is a description of the contemplated Arrangement and timetable:

Cash Infusions by Ben-Moshe

In general, Ben-Moshe would commit to make the following cash infusions into the Company:

-	on the closing date, Ben-Moshe would inject NIS 300 million (approximately $77.8 million) into the Company which are designated for partial payment of the debt to Company financial creditors and guaranteed creditors and such additional amount agreed for the Company's immediate cash flow needs (collectively, the "First Injection");

-	following the closing date, Ben-Moshe would inject into the Company an additional amount, that together with the First Injection, would reach NIS 600 million;

-	Ben-Moshe would inject an additional (third) NIS 300 million into the Company during the third year following the closing;

-	Ben Moshe may make the cash injections into the Company in the form of subordinated convertible debt, capital notes or equity or as part of a private investment or as part of a rights offering or on account of participation in future rights offerings and/or exercise of rights or options exercisable into Company shares. To the extent paid by Ben Moshe (i) as part of a rights offering, the amounts will be paid on the terms in the rights offering and (ii) as part of a private offering, the amounts will be paid at a 10% discount to the market price at that time. Conversion of Ben-Moshe's subordinated debt into Company shares would be made at a conversion rate of one ordinary share of the Company per NIS 0.136 of subordinated debt converted to shares, subject to adjustments; and

-	The balance of the financial debt and guaranteed debt following repayment at closing would be repaid as described below and would bear interest and linkage differentials as described in the Arrangement. The Arrangement contemplates the full repayment of the financial debt and Guaranteed Debt of the Company.

Additional Principal Terms

The Arrangement would contain the following additional principal terms:

-	annual interest rate of 6% would accrue beginning from 50 days prior to the closing and be paid semi-annually to financial creditors and guaranteed creditors beginning on the sixth month following closing (until full repayment of the debt);

-

each of the Company's financial creditors and guaranteed creditors will have the right to demand early repayment of its debt, which will be effectuated after the elapse of 12 months from the closing date;

After the first repayment upon closing, the remaining financial debt and guaranteed debt will be repaid in four annual payments, each equal to 15% of the principal debt amount, upon completion of 12 months, 24 months and 36 months, and the balance of the debt within 48 months after closing;

-	until full repayment of the outstanding debt to the financial creditors and guaranteed creditors, the Company will be entitled to effectuate early repayment of the debt accrued until such time (in whole or in part). Additionally, the Company undertook that a sum of NIS 100 million will be designated for early debt repayment of the financial debt and guaranteed debt which will occur within six months of the closing date. If an early debt repayment is effectuated in the first three years from the closing date beyond the payment designated for that year, including the early debt repayment within three months from the closing date, 2.5% of the paid amount will be added to the repayment amount (not applicable to the amount paid upon the closing or amounts paid according to new repayment schedule);

-	all other outstanding debts or liabilities of the Company will be paid by the Company in the ordinary course of business as determined by the Company at its sole discretion. The Arrangement does not apply to debts or liabilities incurred towards creditors not determined to be financial creditors or guaranteed creditors under the Arrangement;

-	the Company will be entitled to suspend payments due to the banks (relating to guaranteed Mega Retail debt) or to the guaranteed creditors. An amount equal to such suspended amount will be deposited by the Company in a designated account in order to secure the payment of the suspended payments and will accrue interest at the rate charged by the relevant bank plus an additional 1%. Payments will be transferred to the banks (relating to guaranteed Mega Retail debt) and to the guaranteed creditors upon the earlier of (i) distribution of all liquidation dividends of Mega Retail, or (ii) elapse of 12 months from the date of closing (if any guaranteed creditor receives liquidation proceeds of Mega Retail within 12 months of closing, a pro rata portion of such proceeds that relates to debt secured by guarantees or indemnification undertakings made by the Company in favor of such guaranteed creditor is to be returned to the Company);

-	to secure full repayment under the Arrangement, at closing the Company would create a lien principally on the Company's unsecured shares in its subsidiaries Dor Alon Energy In Israel (1988) Ltd. and Blue Square Real Estate Ltd. for the benefit of the financial creditors and guaranteed creditors;

-	the financial creditors and guaranteed creditors will be entitled to immediate repayment of their debt and to foreclose on the lien upon the occurrence of certain events, including among others: (i) delay in payment to them, (ii) a fundamental breach by the Company or Ben Moshe of their respective obligations, or (iii) dissolution proceedings;

-	upon the elapse of 12 months following full repayment of the debt of the financial creditors and guaranteed creditors, the Company would be obligated to repay Ben Moshe the full amount of cash infusions paid to the Company in the form of debt that had not previously been converted to equity (subject to extension at the election of Ben-Moshe); after repayment of the Company's financial debt and guaranteed debt, the debt to Ben-Moshe will be linked and bear interest at 5%;

-	Ben-Moshe's obligation to make the cash infusions will end when the Company's obligations under the Arrangement terminate (including repayment of all financial debt and guaranteed debt); and

-

The Company has requested the court to grant it a grace period in order that it not be required to make any payments until closing other than ongoing payments and payments essential for the continued operation of the Company as a going-concern, such as to employees, service providers, and consumers of gift certificates at stores.

Provisions Relating to Mega Retail

The Company will have full discretion (subject to exceptions) to reach an agreement with the trustees of Mega Retail regarding mutual claims they have against each other and take all related actions, including payment of cash. Such right includes a decision to not reach an agreement with the trustees of Mega Retail. In order to reach a potential agreement with the trustees of Mega Retail and for the purpose of purchasing shares of Mega Retail or assets or the operations of Mega Retail, the Company will designate a sum of up to NIS 200 million from the injection amounts following the date of closing.

Closing Conditions and Requested Orders from the Court

The Arrangement is subject to the satisfaction of the following closing conditions:

-	until June 7, 2016, the court would order the convening of creditor meetings to approve the Arrangement;

-	until June 26, 2016, the creditor meetings would approve the Arrangement;

-	until July 12, 2016, the court will approve the Arrangement (without conditions, unless approved explicitly in writing by the Company and Ben-Moshe), and will grant the orders providing for the following:

-	prior to closing date, changes will be made to the Company's shareholders equity to enable implementation and execution of the Arrangement, including issuance of shares to Ben Moshe, including through cancellation of par value of the Company's shares and/or increase in registered share capital of the Company and/or combination of the Company's shares;

-	on the date of closing directors will be added to the board of directors of the Company in the scope and identity provided by Ben-Moshe to the Company, and that Company directors serving prior to closing will be terminated, other than Company directors that had been appointed by Ben-Moshe prior to closing (if so appointed) and excluding external directors;

-	on the date of closing the Company's articles of association will be amended to a form approved by the Company and Ben-Moshe to be attached as Schedule 22 to the Arrangement prior to convening meetings of creditors to approve the Arrangement;

-	until the date of closing, that no third party will have grounds for any demand or claim against the Company or any company under its control (including Blue Square Real Estate) or against any third party whatsoever based on the fact that control of the Company or any under company under its control has changed;

-	all requests for class actions against the Company will be dismissed, and commencing from closing date, no requests for class actions will be submitted against the Company with respect to the period prior to closing;

-	approval of the Arrangement will constitute also an approval of all share issuances to be made under the Arrangement, including approval pursuant to Securities Regulations (private placement of securities in registered company), 2000, such that no additional approval or action under such regulations will be required in connection with such issuances, including approval of the shareholders of the Company for any such issuance;

-	(A) all the outstanding shares of the Company, all direct or indirect rights of any kind (including options), to receive shares of the Company will be assigned to Ben Moshe for no consideration from their respective holders, such that, among other things, as of the closing date, the Company will not be required to issue shares (or rights and options thereof) to any third party, including rights to suppliers of Mega Retail to convert their debt into shares of the Company pursuant to that certain Mega Retail plan of arrangement dated July 2015. Alternatively, a court order under which all the outstanding shares of the Company all direct or indirect rights of any kind (including options and rights to suppliers of Mega Retail as described above), to receive shares of the Company will be erased and nullified at the date of closing for no consideration such that such equity will not confer upon its holder any benefit or any right to consideration, (B) Ben Moshe would receive at the closing date, whether by manner of share issuance or share transfer 66,161,860 shares of the Company, which would entitle Ben Moshe to 100% of the Company's share capital on a fully diluted basis, fully paid, non-redeemable and free and clear of any debt, liens, options or third party claims, (C) the issuance of the shares under this Arrangement can be effectuated without the need for a prospectus and the restrictions of Israeli securities regulations will not apply, (D) the acquisition by Ben Moshe of the shares will be effectuated in accordance with Section 350 of the Companies Law and not pursuant to a tender offer, and (E) effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company. See bottom of page 2 above for the Company's position regarding this closing condition;

-	approval of the TASE to the change in the terms of the Company's Series C Debentures;

-	the Company and Ben-Moshe will agree to the list of agreements and approvals needed in connection with the transfer of control in the Company and any company under its control to Ben-Moshe and consummation of the Arrangement, including under commitments and agreements to which the Company and companies under its control (including Blue Square Real Estate) are parties, and for which their receipt will be a closing condition for the Arrangement ("Required Approvals). In addition, receipt of the Required Approvals; without derogating from the foregoing, it is agreed that if the Company or any company under its control (directly or indirectly) is party to an agreement with the banks that includes a "change of control" provision, the agreement of a bank to this Arrangement shall be seen as an agreement by such bank to the change of control of the Company and of any company under its control on account of an agreement for acquisition of control (for the removal of doubt – in a manner that the bank will not have any right by virtue of the change of control);

-	approval by the court that there is no need for a shareholders meeting; and

-	transfer of the acquired assets (as defined in the control acquisition agreement) to Ben-Moshe free and clear of any third party rights.

The last day for satisfaction of all conditions is July 31, 2016.

In the event not all the conditions are satisfied under the last day for satisfaction of the conditions as set forth above, each party will have the right to extend, at its sole discretion, the period to satisfy all conditions by no more than 14 days. In addition, insomuch as there is significant progress towards satisfaction of the closing conditions following the 14 day extension period, neither party will refuse, other than for reasonable grounds, an additional extension of up to 30 days for satisfaction of the closing conditions. In the event that court approval does not include the grant of an order for dismissal of third party claims regarding a change of control or class actions, or is not received on account of these orders, the creditors will be entitled to notify the Company and Ben Moshe that such conditions will no longer be contingencies for effectiveness of the Arrangement. Insomuch as the closing conditions are not satisfied by the final extended closing date, then the Arrangement will be null and void without any additional required action or notice, and all unless Ben-Moshe notifies the Company (prior to the final extended closing date) in writing of its waiver of any conditions that were not satisfied and/or the parties to the Arrangement approve one or more extensions for the satisfaction of all or some of the conditions for such period of time as agreed upon between the parties;

In the event prior closing of the Arrangement and its effectiveness, the agreement to acquire control of the Company is nullified according to law or if the commitment of Ben-Moshe to acquire control of the Company under its agreement with Alon is nullified (under section 4 of Ben-Moshe offer from February 15, 2016), then the Arrangement will be nullified without any additional required action or notice.

Alon, the current controlling shareholder of the Company, notified the Company that the terms of the Arrangement don't match the agreement signed between it and Ben-Moshe, with respect to the mechanism of closing and the closing conditions. To the Company's knowledge, Alon and Ben-Moshe are acting to work out these issues, subject to required approvals.

Alon also notified the Company that because for purposes of the proposed transaction Bank Hapoalim must take an active step to free the Alon Acquired Assets from the liens registered in its name, there is a need to retain fully the current status of rights and claims of all relevant parties without the release of liens or an exception from the liens will change in any way any of such rights or claims. Therefore, and in order to release the relevant liens of Bank Hapoalim from the Alon Acquired Assets and/or have an exception from such liens, the court will be requested at the time of approval of the Arrangement, and as part thereof, that the removal and/or exception made by the bank of or to such liens will not derogate the rights of the bank under its liens or to add them and/or derogate or add to the rights of Alon and/or Alon Retail and/or the trustee for the Series A Debentures of Alon, and all rights shall continue as they currently exist.

Events Occurring Upon Closing

The following are the material events would occur upon closing of the Arrangement:

-	Ben-Moshe would receive all of the Alon Acquired Assets free and clear of all liens, and Ben-Moshe would pay to a trust account, the details of which will be transferred by Alon and Bank Hapoalim, the amount of NIS 115 million;

-	the Company would pay NIS 300 million to its financial creditors and guaranteed creditors as debt repayment (after injection of NIS 300 million by Ben-Moshe); and

-

Ben Moshe would receive all the outstanding shares of the Company, and all such shares and/or all rights to the receipt or issuance of shares would be transferred to Ben Moshe or be erased and nullified.

The Arrangement contemplates the complete and irrevocable waiver of all claims among the parties, including (i) the Company, directly or indirectly (e.g., through a derivative claim), its external advisors and legal counsel, (ii) the financial creditors or anyone acting on their behalf, including holders of Series C Debentures, the trustee of the Series C Debentures, the banks, and guaranteed creditors, and (iii) members of the board of directors of the Company who served during 2015, provided they did not serve as officers in the Company (other than service as a director), members of the board of directors of the Company who served during 2016, and non-director officers of the Company who served from January 1, 2016 until the date of submission of the request to convene meetings for the Arrangement.

* * * *

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; failure to satisfy the NYSE requirements for continued listing; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 25, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv. General Counsel and Corporate Secretary